Exhibit 99.4

Translated from the French

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,652,688.41 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX – France

379 001 530 R.C.S. LYON

MANAGEMENT REPORT PREPARED BY THE BOARD OF DIRECTORS
AND PRESENTED TO THE ANNUAL ORDINARY GENERAL SHAREHOLDERS’
MEETING TO BE HELD ON 22 JUNE 2005

Ladies and Gentlemen,

In accordance with French law and the Company’s bylaws, the Board of Directors called an Ordinary Shareholders’ Meeting in order to report on the condition and the business of the Company during the financial year ended on December 31, 2004 (the “Financial Year”) and to invite you to rule upon the financial statements for the financial year.

Moreover, we will propose to you to allocate some attendance fees to the Directors, to renew their mandates of Director and to appoint two additional Directors to the Board.

During this General Shareholders’ Meeting, the statutory auditor’s reports will be read.

These reports, the management report, the financial statements, and all related documents were made available to you at the company’s registered office, as required by law.

The financial statements presented to you were prepared in accordance with the applicable French accounting laws, principles and methods.

Please note that the accounting methods used in preparing these financial statements are the same as those used in previous financial years.

I.	Business and Condition of the Company during the Financial Year

The financial year ended December 31, 2004 was a strong year for the Company with respect to technical progress, investment in people, plant and equipment and preservation of its financial situation, both in terms of net operating results and cash on the balance sheet.

With respect to its Medusa® platform, the Company initiated clinical trials of its formulation of both Interferon-alpha and Interleukin-2.

With respect to its Micropump® platform, the Company had important revenues coming from the license agreement with GlaxoSmithKline. In 2004, a licensing and commercialization agreement was signed with TAP Pharmaceutical to develop and market a controlled release formulation of Lansoprazole. Additionally, continued feasibility studies wer on going with other partners.

Corning, for its part, continued the commercial promotion of its photochromic eye glasses using the photochromic material developed by Flamel.

For the Financial Year, the Company had net sales in the amount of 27.2 M. Euros, compared with 37.7 M. Euros for the previous financial year.

II.	results of the financial year

The following results are in accordance with French GAAP.

1.	Statement of operations

2004 revenues amounted to 27.2 M. Euros compared to 37.7 M. Euros in 2003. 2004 revenues included 2.8 M. Euros of product sales, 23.6 M. Euros of license and research revenues, 0.6 M. Euros of royalties and 0.2 M. Euros of analysis services.

Salaries and social charges, representing 32% of total operational costs, increased 27% in 2004 to 11.8 M. Euros, compared to 9.3 M. Euros in 2003. This was principally due to the growth in the number of employees (221 salaried employees in December 2004 versus 166 salaried employees in December 2003).

Other costs in 2004 grew by 47% resulting from significant investments in research and development activities, and particularly with respect to subcontracting costs of pre clinical, clinical studies and clinical batches (+99%) compared to last year. Lab materials also increased to 5.4 M. Euros in 2004 versus 3.7 M. Euros in 2003.

Positive financial net income of 0.3 M. Euros in 2004 was due to realized gains from the sale of marketable securities of 0.5 M. Euros, partially offset by unfavorable exchange rate effects of 0.2 M. Euros.

The loss before tax (and excluding extraordinary items) in 2004 amounted to (9) M. Euros compared to a profit of 11.3 M. Euros in 2003.

Together with extraordinary loss of 0.8 M. Euros from a provision for contingencies, research tax credit of 3.7 M. Euros and tax for 0.3 M Euros, the net loss for the year amounted to 6,365,948 Euros compared with a gain of 12,800,854 Euros for the previous financial year.

2.	Balance Sheet

ASSETS

Total assets increased to 105.3 M. Euros, of which 13.3 M. Euros related to fixed assets and 92.0 M. Euros to current assets.

Accounts receivable at the end of the year were 6.0 M. Euros, reflecting the high amounts invoiced in December 2004.

Marketable securities amounted to 72.6 M. Euros at the end of 2004, including money market funds and term deposits, compared to 85.5 M. Euros at the end of 2003.

LIABILITIES

Shareholders’ equity, after taking into account the loss for 2004, amounted to 87.0 M. Euros.

Total liabilities amounted to 18.3 M. Euros, with 6.6 M. Euros of accounts payable to suppliers and 1.3 M. Euros of conditional loans from French government agencies.

3.	Capital investments

Capital investments for the year amounted to 11.1 M. Euros and were principally utilized for research and development activities, and especially at the Pessac plant, the building of a polymer pilot plant.

4.	Financing

The Company did not made significant transactions in the 2004 year, as opposed to the funds raising of $62.5 M. last year.

In 2004, a total of 360,000 options have been exercised by employees, leading to a capital increase of 619,753 Euros.

No important event, having any material effect on the financial statements of year 2004, occurred between January 1st, 2005 and the date of this management report.

The financial results will be submitted to the approval of the General Shareholders’ Meeting. (first resolution)

III.	Improvements – Difficulties Experienced

The Company made substantial progress during the year, both with respect to its product pipeline and its financial position. Highlights included:

•	A license agreement for controlled-release lansoprazole to TAP Pharmaceuticals Co, TAP sells Prevacid ® , a protein pump inhibiter with worldwide sales in 2003 in excess of $4 billion. The license provides for more than $100 million in milestone payments and a substantial royalty.

•	Initiation of clinical trials on Interferon-alpha and Interleukin-2.

•	Construction of a new production facility in Pessac, funded in part by others, and obtaining significant money from GSK to support our production of their Micropump-formulated product.

•	The continued application of our Medusa and Micropump technologies to various partnered projects, feasibility studies and proprietary formulations.

•	The company announced in September that Bristol Myers Squibb terminated its license for Basulin, the Company’s formulation of long-acting human insulin, with effect in December, 2004. The company is continuing its work the product and is actively seeking a partner for it.

IV.	Allocation of Results

It results from the accounts that we have presented to you that the net result of the financial year shows a loss of 6,365,947.95 Euros.

We propose you that this loss amounting to 6,365,947.95 Euros be allocated fully to the carry-forward account which, after allocation, will amount to (36,540,291) Euros. (second resolution).

V.	Purchase of shares by the Company

None.

VI.	Dividends paid during the past three financial years and Corresponding Tax Credit

We wish to note, as required by Section 243 bis of the General Tax Code, that no dividends were distributed in the preceding three financial years.

VII.	Non Tax-Deductible Expenses

No extravagant expenses or charges as set forth by Section 223 quater of the General Tax Code were incurred during the Financial Year.

VIII.	Significant Events between the Close of the Financial Year and the Date of this Report

None

IX.	Foreseeable Evolution of the Company –Prospects

The Board of Directors believes that shareholders should look for the following developments in 2005:

-	expected continuation and development of the collaboration with Servier, GlaxoSmithKline and TAP according to the license agreements signed;

-	expected continuation of the applications of Micropump and Medusa technologies to other products, especially with feasibility studies contracted with pharmaceutical companies and also on self-funded projects;

-	the establishment of new R&D partnerships to facilitate the commercialization of various projects;

The projected revenues and the present cash position will permit the Company to fund its activity and development in 2005.

X.	Research and Development Activities of the Company

Medusa®

The Company continued its development of Basulin®, after termination of the license and commercialization agreement it signed with Bristol Myers Squibb. It also initiated the clinical trials of Medusa-enabled formulations of long-acting Interleukin-2 and long-acting Interferon-alpha. The Company continued its work on formulation of long-acting human growth hormone, and long-acting Erythropoeitin.

Micropump®

The company licensed its controlled-release formulation of Lansoprazole to TAP on a worldwide basis. It continued its development of an ACE inhibitor with Servier and a controlled release formulation of Coreg with GlaxoSmithKline. Additionally, the company continued its work with Merck, as well as with undisclosed partners for feasibility studies.

XI.	Table of the Results of the past five financial years

In accordance with Section 148 of Regulation n°67 236 dated March 23, 1967, the table summarizing our Company’s results for the last five financial years is appended to this report.

XII.	Employees

The number of employees as of December 31, 2004 was 221.

XIII.	Capital Ownership

On December 31, 2004, the share capital of the Company amounted to 2,652,688.41 Euros and consisted of 21,751,590 shares. Approximately 96% of the share capital is quoted on the Nasdaq under the form of ADSs, through the Bank of New York.

XIV.	Agreements Referred to in Sections L. 225-38 et seq. of the Commercial Code

Please note that the statutory auditor has prepared a special report, which is submitted to you, in which he indicates that some agreements referred to in Sections L. 225-38 et seq. of the Commercial Code have been entered into or renewed during the last financial year.

We ask you to approve and/or ratify, if applicable, any agreements referred to under Section L. 225-38 et seq. of the Commercial Code, which have been entered into or renewed during the Financial Year, and which may be mentioned in the report of the Statutory Auditor.(twelfth resolution)

XV.	Management and Control of the Company

The term of office of each Messrs. Gérard Soula, Jean-Noël Treilles, Stephen Willard, Raul Cesan, William Dearstyne and Michel Greco, in their capacity as directors of the Company, expires at the end of the Ordinary General Shareholders’ Meeting to which you are called, we propose to renew their terms of office for one (1) year, i.e. until the Ordinary General Shareholders’ Meeting that will be convened to vote on the financial statements for the financial year that will end on December 31, 2005. (third, fourth, fifth, sixth, seventh and eigth resolutions)

In addition, in order to benefit from the experience of Mr. James C. Smith and Mr. David Deming, we will propose that you appoint those persons as director of the Company for a term of office of one (1) year, i.e. until the Ordinary General Shareholders’ Meeting that will be convened to vote on the financial statements for the financial year that will end on December 31, 2005 (see detailed information in Appendix A). (ninth and tenth resolutions)

XVI.	Determination of Directors’ Attendance Fees

In prior years, the Board members have not received any fees for their service. In light of increased involvement by the Directors, greater responsibilities, and the Company strong financial position, we propose that a sum of 240,000 Euro be allocated to the Board of Directors as annual attendance fees, which will then determine the allocation of such attendance fees. (eleventh resolution)

XVII.	Total Amount of Compensation and In-Kind Benefits received by each Director and Officer from the Company and Controlled Companies During the Past Financial Year

For year 2004, Mr. Soula, President Directeur General received a total compensation of 687,232 Euros.

For year 2004, Mr. Willard, Director and CFO received a total compensation of 583,564.77 Euros.

XVIII.	List of Offices and Positions in Other Companies, of Each Director During the Financial Year

1.	Mr. Gérard Soula, Président Directeur General (Chairman and CEO)
None

2.	Mr. Raul Cesan, Director
Mr. Cesan is also Director of The New York Times Company (USA)

3.	Mr. William Dearstyne, Director.
Mr Dearstyne is also a Lead Director and Vice Chairman of Phonak AG (Switzerland), Director of EarlyBird GmbH (Germany) and Director of Bioness Inc. (USA).

4.	Mr. Michel Greco, Director
Mr. Greco is also Director of Vaxgen Inc (USA), I.D. Biomedical (Canada), Intercell A.G. (Austria), Argos Therapeutics (USA) and DAS (France).

5.	Mr. Jean-Noël Treilles, Director
Mr. Treilles is also CEO and Director of Biopartners SA.

6.	Mr. Stephen Willard, Director, CFO
Mr. Willard is also Director of Etrade Bank and of Etrade Holdings, Inc.

XIX.	Significant Acquisitions of Equity Interests in Companies Having Their Registered Office in France or Acquisition of the Control of Such Companies

None.

XX.	Percentage of the Share Capital Held by Employees, Either Directly or via an Investment Fund or a Company Savings Plan

Percentage of the share capital held directly by employees amounts to 4% of the capital at the end of 2004.

The Board invites you, after the reading of the reports by the Statutory Auditor, to proceed with the examination and the vote on the resolution submitted to your vote.

With regard to the resolutions to be approved in accordance with the quorum and majority requirements of ordinary general meetings (resolutions one through twelve, resolution seventeen and resolutions eighteen through twenty-one), we recommend that stockholders vote in favor of resolutions one through twelve and resolution seventeen and against resolutions eighteen through twenty one.

Finally, we urge shareholders to review the Letter to the Shareholder’s from the Chairman.

Gérard SOULA
Chairman and CEO

APPENDIX A

James C. SMITH
(Biography)

James C. Smith served as chairman of the board of directors of First Health Group Corporation, a national health benefits company. Prior to that time, Mr. Smith served as Chief Executive Office of First Health Group Corporation from January 1984 through December 2001. Mr. Smith serves as chairman of Gartner, Inc., a technology research and advisory firm, and is a member of its audit committee.

Smith also serves on the board of directors of Reliant Pharmaceuticals, Inc. and is a member of its audit and compensation committees. Mr. Smith is an advisory director to CIC Investments, a private equity investment firm.

David H. Deming
(Biography)

David H. Deming served at J P Morgan Chase & Co. and its predecessors for 27 years, most recently as Global Head of the Investment Banking Healthcare Group. He managed professionals in three countries, following more than 300 pharmaceutical, biotech, medical device and service companies. Since 2003, when he left J P Morgan, he founded Integrated Finance Limited, an investment bank which focuses on providing financial advice and investments for large multinationals.

Mr. Deming also serves on the Board of ArgiNOx Pharmaceuticals and is a trustee of Hobart College. He served as a trustee of the Cold Spring Harbor Laboratory from 1992 through early 2003.

APPENDIX B

STATUS OF DELEGATIONS TO THE BOARD

AUTHORIZATION GIVEN BY THE EGM
TO THE BOARD		UTILIZATION BY THE BOARD
				Increase of	Board’s
Date	Nature	Date	Nature	capital	approbation

June 22, 2004	Issuance of 80 000 warrants	—	—	—	—
Increase of Capital of 9,800€

May 10, 1996	Stock options “plan 96”	May 2004	15,000 options exerciced	1,829 €	March 10, 2005
	1,000,000 shares	June 2004	5,000 options exerciced	610 €	March 10, 2005
Increase of Capital of 121,959€

November 20, 2000	Stock option plan “plan 2000”	February-04	10,000 options exerciced	1,220 €	March 10, 2005
	1,000,000 shares		15,000 options exerciced	1,829 €	March 10, 2005
	Increase of capital of 121,959€	September 2004	200,000 options exerciced	24,392 €	March 10, 2005
		June 2004	10,000 options exerciced	1,220 €	March 10, 2005
		October 2004	100,000 options exerciced	12,196 €	March 10, 2005

December 19, 2001	Stock option “plan 2001”	Jul-04	5,000 options exerciced	610 €	March 10, 2005
750,000 shares
Increase of Capital of 91,469€